DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 29, 2011

VIA COURIER

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Phillips Edison – ARC Shopping Center REIT Inc. (the “Company”)
Post-Effective Amendment No. 4 to Form S-11
Commission File No. 333-164313

Dear Ms. Barros:

Attached is a courtesy copy of the above-referenced filing. The Company is filing this post-effective amendment pursuant to Section 10(a)(3) of the Securities Act.

This post-effective amendment includes a supplement that presents, among other items, (i) summary information with respect to the Company’s portfolio; (ii) selected financial data and operating data for the year ended December 31, 2010; (iii) information with respect to distributions; (iv) information with respect to fees earned by and expenses reimbursable to the Company’s advisor, sub-advisor and dealer manager; and (v) updated 2010 financial information. Please note that the Company did not pay any distributions as of December 31, 2010. Thus, the Company has omitted from this supplement a discussion of the Company’s distribution coverage for the preceding fiscal quarter

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner